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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2004

FRESENIUS MEDICAL CARE CORPORATION

(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

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     The enclosed Form 6-K/A amends the Form 6-K dated August 11, 2004 to include certain material that was inadvertently omitted during input to the Edgar electronic filing system. The completed material can be found in Note 9 and Note10.

FRESENIUS MEDICAL CARE AG

TABLE OF CONTENTS

Page

PART I

FINANCIAL INFORMATION
ITEM 1
Financial Statements
Consolidated Statements of Earnings	1
Consolidated Balance Sheets	3
Consolidated Statements of Cash Flows	4
Consolidated Statement of Shareholders’ Equity	5
Notes to Consolidated Financial Statements	6
ITEM 2
Management’s Discussion and Analysis of Financial Condition and Results of Operations	29
ITEM 3
Quantitative and Qualitative Disclosures About Market Risk	47
ITEM 4
Controls and Procedures	49

PART II
OTHER INFORMATION
ITEM 1
Legal Proceedings	50
ITEM 4
Submission of Matters to a Vote of Security Holders	53
ITEM 6
Exhibits and Reports on Forms 8-K/6-K
(a) Exhibits	53
(b) Reports on Form 8-K/6-K	54
Signatures	55

(i)

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FRESENIUS MEDICAL CARE AG

PART I

FINANCIAL INFORMATION

     ITEM 1
Financial Statements
Consolidated Statements of Earnings
For the three months ended June 30, 2004 and 2003
(unaudited)
(in thousands, except per share data)

	2004	2003

Net revenue:
Dialysis Care	$1,127,398	$978,332
Dialysis Products	424,904	387,867

	1,552,302	1,366,199
Costs of revenue:
Dialysis Care	807,291	712,352
Dialysis Products	219,869	211,092

	1,027,160	923,444
Gross profit	525,142	442,755
Operating expenses:
Selling, general and administrative	298,363	245,366
Research and development	14,101	13,535

Operating income	212,678	183,854
Other (income) expense:
Interest income	(2,846)	(3,320)
Interest expense	48,165	56,301

Income before income taxes and minority interest	167,359	130,873
Income tax expense	66,565	51,028
Minority interest	227	494

Net income	$100,567	$79,351

Basic income per Ordinary share	$1.04	$0.82

Basic income per Preference share	$1.06	$0.84

Fully diluted income per Ordinary share	$1.03	$0.82

Fully diluted income per Preference share	$1.05	$0.84

See accompanying notes to unaudited consolidated financial statements

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     FRESENIUS MEDICAL CARE AG

Consolidated Statements of Earnings
For the six months ended June 30, 2004 and 2003
(unaudited)
(in thousands, except per share data)
	2004	2003

Net revenue:
Dialysis Care	$2,185,148	$1,922,619
Dialysis Products	826,210	743,016

	3,011,358	2,665,635
Costs of revenue:
Dialysis Care	1,573,974	1,404,098
Dialysis Products	430,284	401,834

	2,004,258	1,805,932

Gross profit	1,007,100	859,703
Operating expenses:
Selling, general and administrative	569,832	482,541
Research and development	26,402	24,478

Operating income	410,866	352,684
Other (income) expense:
Interest income	(5,720)	(6,598)
Interest expense	97,742	113,324

Income before income taxes and minority interest	318,844	245,958
Income tax expense	126,262	95,566
Minority interest	906	1,030

Net income	$191,676	$149,362

Basic income per Ordinary share	$1.98	$1.54

Basic income per Preference share	$2.02	$1.58

Fully diluted income per Ordinary share	$1.97	$1.54

Fully diluted income per Preference share	$2.01	$1.58

See accompanying notes to unaudited consolidated financial statements

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FRESENIUS MEDICAL CARE AG

     Consolidated Balance Sheets
At June 30, 2004 and December 31, 2003
(in thousands, except share and per share data)

	2004	2003

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$64,524	$48,427
Trade accounts receivable, less allowance for doubtful accounts of $175,361 in 2004 and $166,385 in 2003	1,390,394	1,229,503
Accounts receivable from related parties	44,296	50,456
Inventories	448,290	444,738
Prepaid expenses and other current assets	232,323	253,365
Deferred taxes	190,172	179,639

Total current assets	2,369,999	2,206,128
Property, plant and equipment, net	1,086,119	1,089,146
Intangible assets	590,918	582,103
Goodwill	3,359,234	3,288,348
Deferred taxes	35,732	35,541
Other assets	227,334	302,054

Total assets	$7,669,336	$7,503,320

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$149,326	$177,824
Accounts payable to related parties	107,349	128,703
Accrued expenses and other current liabilities	614,702	553,830
Accrual for special charge for legal matters	136,297	138,154
Short-term borrowings	313,706	89,417
Short-term borrowings from related parties	—	30,000
Current portion of long-term debt and capital lease obligations	149,281	90,365
Income tax payable	178,141	178,111
Deferred taxes	37,867	26,077

Total current liabilities	1,686,669	1,412,481
Long-term debt and capital lease obligations, less current portion	972,428	1,111,624
Other liabilities	104,535	128,615
Pension liabilities	106,028	100,052
Deferred taxes	271,981	250,446
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius
Medical Care Capital Trusts holding solely Company-guaranteed debentures of
subsidiaries	1,206,729	1,242,317
Minority interest	23,231	14,105

Total liabilities	4,371,601	4,259,640
Shareholders’ equity:
Preference shares, no par, €2.56 nominal value, 53,597,700 shares authorized, 26,237,038 issued and outstanding	69,688	69,616
Ordinary shares, no par, €2.56 nominal value, 70,000,000 shares authorized, issued and outstanding	229,494	229,494
Additional paid-in capital	2,743,159	2,741,362
Retained earnings	447,584	378,014
Accumulated other comprehensive loss	(192,190)	(174,806)

Total shareholders’ equity	3,297,735	3,243,680

Total liabilities and shareholders’ equity	$7,669,336	$7,503,320

See accompanying notes to unaudited consolidated financial statements

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     FRESENIUS MEDICAL CARE AG

Consolidated Statements of Cash Flows
For the six months ended June 30, 2004 and 2003
(unaudited)
(in thousands)

	2004	2003

Operating Activities:
Net income	$191,676	$149,362
Adjustments to reconcile net income to cash and cash equivalents provided by operating activities:
Depreciation and amortization	113,827	104,987
Change in deferred taxes, net	16,029	26,156
Loss (gain) on sale of fixed assets	189	(1,853)
Compensation expense related to stock options	802	965
Cash inflow from Hedging	4,422	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(1,244)	32,193
Inventories	(6,428)	(25,530)
Prepaid expenses, other current and non-current assets	37,559	29,355
Accounts receivable from/ payable to related parties	(17,993)	(2,908)
Accounts payable, accrued expenses and other current and non-current liabilities .	9,047	(51,626)
Income tax payable	2,986	38,700

Net cash provided by operating activities	350,872	299,801

Investing Activities:
Purchases of property, plant and equipment	(100,759)	(85,834)
Proceeds from sale of property, plant and equipment	5,980	8,207
Acquisitions and investments, net of cash acquired	(51,946)	(57,237)

Net cash used in investing activities	(146,725)	(134,864)

Financing Activities:
Proceeds from short-term borrowings	23,543	37,879
Repayments of short-term borrowings	(26,987)	(60,910)
Proceeds from short-term borrowings from related parties	50,000	50,000
Repayments of short-term borrowings from related parties	(80,000)	(6,000)
Proceeds from long-term debt	111,783	771,095
Principal payments of long-term debt and capital lease obligations	(205,969)	(642,540)
Increase (decrease) of accounts receivable securitization program	68,002	(196,675)
Proceeds from exercise of stock options	1,067	391
Dividends paid	(122,106)	(107,761)
Redemption of Series D Preferred Stock of subsidiary	—	(8,906)
Change in minority interest	(113)	(710)

Net cash used in financing activities	(180,780)	(164,137)

Effect of exchange rate changes on cash and cash equivalents	(7,270)	10,981

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	16,097	11,781
Cash and cash equivalents at beginning of period	48,427	64,793

Cash and cash equivalents at end of period	$64,524	$76,574

See accompanying notes to unaudited consolidated financial statements

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     FRESENIUS MEDICAL CARE AG

Consolidated Statement of Shareholders’ Equity
For the six months ended June 30, 2004 (unaudited) and year ended December 31, 2003
(in thousands, except share data)

							Accumulated other comprehensive
	Preference Shares		Ordinary Shares					loss

					Additional		Foreign		Minimum
	Number of	No par	Number of	No par	paid in	Retained	currency	Cash flow	pension
	shares	value	shares	value	capital	earnings	translation	hedges	liability	Total

Balance at December 31, 2002	26,188,575	$69,540	70,000,000	$229,494	$2,736,913	$154,595	$(346,824)	$(17,182)	$(19,357)	$2,807,179

Proceeds from exercise of options	25,404	76			1,524					1,600
Compensation expense related to stock options					1,456					1,456
Dividends paid						(107,761)				(107,761)
Transaction under common control with Fresenius AG					1,469					1,469
Comprehensive income
Net income						331,180				331,180
Other comprehensive income related to:
Cash flow hedges								22,029		22,029
Foreign currency translation adjustment							200,578			200,578
Minimum pension liability									(14,050)	(14,050)

Comprehensive income										539,737

Balance at December 31, 2003	26,213,979	$69,616	70,000,000	$229,494	$2,741,362	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680

Proceeds from exercise of options	23,059	72			995					1,067
Compensation expense related to stock options					802					802
Dividends paid						(122,106)				(122,106)
Comprehensive income
Net income						191,676				191,676
Other comprehensive income related to:
Cash flow hedges								5,121		5,121
Foreign currency translation adjustment							(22,505)			(22,505)

Comprehensive income										174,292

Balance at June 30, 2004	26,237,038	$69,688	70,000,000	$229,494	$2,743,159	$447,584	$(168,751)	$9,968	$(33,407)	$3,297,735

See accompanying notes to unaudited consolidated financial statements

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FRESENIUS MEDICAL CARE AG

     Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1	.	The Company and Basis of Presentation

The Company

     Fresenius Medical Care AG (‘‘FME’’ or the ‘‘Company’’) is a German stock corporation (Aktiengesellschaft). The Company is primarily engaged in (i) providing kidney dialysis services and clinical laboratory testing and (ii) manufacturing and distributing products and equipment for dialysis treatment.

Basis of Presentation

Basis of Consolidation

     The consolidated financial statements at June 30, 2004 and for the three- and six-month periods ended June 30, 2004 and 2003 in this report are unaudited and should be read in conjunction with the consolidated financial statements in the Company’s 2003 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

     The results of operations for the three- and six-month period ended June 30, 2004 are not necessarily indicative of the results of operations for the year ending December 31, 2004.

2	.	Special Charge for Legal Matters

     In the fourth quarter of 2001, the Company recorded a $258,159 ($177,159 after tax) special charge to address 1996 merger-related legal matters, estimated liabilities and legal expenses arising in connection with the W.R. Grace Chapter 11 proceedings and the cost of resolving pending litigation and other disputes with certain commercial insurers (see Note 11).

     The Company accrued $172,034 principally representing a provision for income taxes payable for the years prior to the 1996 merger for which the Company has been indemnified by W.R. Grace, but may ultimately be obligated to pay as a result of W.R. Grace’s Chapter 11 filing. In addition, that amount included the costs of defending the Company in litigation arising out of W.R. Grace’s Chapter 11 filing (see Note 11).

     The Company included $55,489 in the special charge to provide for settlement obligations, legal expenses and the resolution of disputed accounts receivable relating to various insurance companies.

     The remaining amount of the special charge of $30,636 was accrued mainly for (i) assets and receivables that are impaired in connection with other legal matters and (ii) anticipated expenses associated with the continued defense and resolution of the legal matters.

     During the second quarter of 2003, the court supervising W.R. Grace’s Chapter 11 proceedings approved the definitive settlement agreement entered into among the Company, the committee representing the asbestos creditors and W.R. Grace.

     Based on these developments, the Company has reduced its estimate for the settlement and related costs of the W.R. Grace Chapter 11 Proceedings by $39,000. This reduction of the provision for the W.R. Grace matter has been applied to the other components of the special charge (i.e. reserves for settlement obligations and disputed accounts receivable from commercial insurers and other merger-related legal matters described in this note).

     At June 30, 2004, there is a remaining balance of $136,297 for the accrual for the special charge for legal matters. The Company believes that these reserves are adequate for the settlement of all matters described above. During the three and six months ended June 30, 2004, $915 and $1,857, respectively, in charges were applied against the accrued special charge for legal matters.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

3	.	Variable Interest Entities

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R Consolidation of Variable Interest Entities (revised) (‘‘FIN 46R’’). FIN 46R explains the concept of a variable interest entity (‘‘VIE’’) and requires consolidation by the primary beneficiary where the variable interest entity does not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties or the equity investors lack the essential characteristics of a controlling financial interest. The Company enters into various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are variable interest entities. Under FIN 46R these clinics are consolidated if the Company is determined to be the primary beneficiary. The Company also participates in a joint venture which is engaged in the perfusion industry. The arrangements with the joint venture partner are such that it qualifies as a variable interest entity and the Company is the primary beneficiary. These variable interest entities in which the Company is the primary beneficiary, generate approximately $146,000 in annual revenue.

     In accordance with FIN 46R, the Company fully consolidates the VIEs. The interest held by sixteen minority shareholders is reported as minority interest in the consolidated balance sheet at June 30, 2004. The VIEs have had no impact on shareholders’ equity. The results of operations for the VIEs have been included in the consolidated statement of earnings beginning April 1, 2004.

     The Company also has relationships with variable interest entities where it is not the primary beneficiary. These variable interest entities consist of a number of dialysis facilities whose operations are not material in the aggregate and a management company with which the Company has had a relationship with since 1998. The management company has approximately $10,000 in sales and the Company has no potential losses as a result of its relationship.

4	.	Debt and Capital Lease Obligations

     At June 30, 2004 and December 31, 2003, long term debt and capital lease obligations consisted of the following:

	June 30,	December 31,
	2004	2003

Senior credit agreement	$835,875	$912,300
Capital leases	7,075	9,919
Euro-notes	156,192	162,296
Other	122,567	117,474

	1,121,709	1,201,989
Less current maturities	(149,281)	(90,365)

	$972,428	$1,111,624

2003 Senior Credit Agreement

     On February 21, 2003, the Company entered into an amended and restated bank agreement (hereafter, the ‘‘2003 Senior Credit Agreement’’) with Bank of America N.A., Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the ‘‘Lenders’’), replacing the 1996 Senior Credit Agreement that was scheduled to expire at September 30, 2003. Under the terms of the 2003 Senior Credit Agreement, the Lenders made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1,500,000.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

     On August 22, 2003, the 2003 Senior Credit Agreement was amended (Amendment 1) so that, in effect, the aggregate amount of $1,500,000 was voluntarily reduced to $1,400,000 and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than on Loan B, which was repaid. The revolving loan facility and Loan A under the 2003 Senior Credit Agreement remain outstanding and were not affected by the amendment.

     On May 7, 2004, the 2003 Senior Credit Agreement was amended (Amendment 2) so that Loan A was increased from $500,000 to $575,000, the revolving credit facility was increased from $500,000 to $575,000 and a new term loan (Loan D, see below) was added at $250,000. The combination of these increases together with funds from the AR Facility were used to pay off Loan C.

As of June 30, 2004, the credit facilities are:

*	a revolving credit facility of up to $575,000 (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $75,000 is available as swing lines in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing lines in certain non-U.S. currencies, the total of which cannot exceed $575,000) which will be due and payable on October 31, 2007.

*	a term loan facility (‘‘Loan A’’) of $575,000, also scheduled to expire on October 31, 2007. The terms of the 2003 Senior Credit Agreement require payments that permanently reduce Loan A. The repayment begins in the third quarter of 2004 and amounts to $28,750 per quarter. The remaining amount outstanding is due on October 31, 2007.

*	a term loan facility (‘‘Loan D’’) of $250,000 scheduled to expire February 21, 2010 subject to an early repayment requirement on October 31, 2007 if the Trust Preferred Securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date. The terms of Loan D require quarterly payments totaling $625 per quarter beginning in the third quarter of 2004.

 For the revolving credit facility and Loan A, interest is at a rate equal to LIBOR plus an applicable margin, or base rate, defined as the higher of the Bank of America prime rate or the Federal Funds rate plus 0.5% plus the applicable margin. The applicable margin is variable and depends on the ratio of the Company’s funded debt to EBITDA as defined in the 2003 Senior Credit Agreement. Loan D has an initial interest rate of LIBOR plus 1.50% or the base rate plus 0.50%. In addition to scheduled principal payments, indebtedness outstanding under the 2003 Senior Credit Agreement will be reduced by portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing accounts receivable financing facility and the issuance of subordinated debt.

     The 2003 Senior Credit Agreement contains affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain ratios defined in the agreement. Additionally, the 2003 Senior Credit Agreement provides for a dividend restriction which is $150,000 for dividends paid in 2004, and increases in subsequent years. In default, the outstanding balance under the 2003 Senior Credit Facility becomes immediately due and payable at the option of the Lenders. As of June 30, 2004, the Company is in compliance with all covenants under the 2003 Senior Credit Agreement.

Euro Notes

     In 2001, the Company issued four tranches of senior notes (‘‘Euro Notes’’) totaling A128,500 in aggregate principal amount. The first tranche was for A80,000 with a fixed interest rate of 6.16% and the second and third tranches were for A28,500 and A15,000, respectively, with variable interest rates that averaged 3.45% in the first 6 months of 2004 and 4.77% in the same period of 2003. The final tranche was

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

for €5,000 at a fixed rate of 5.33%. All four tranches have a maturity date of July 13, 2005. Both floating rates are tied to the EURIBOR rate.

Accounts Receivable Facility

     Fresenius Medical Care Holdings, Inc. (‘‘FMCH’’), a substantially wholly-owned subsidiary of the Company, has an asset securitization facility (the ‘‘accounts receivable facility’’) whereby certain receivables are sold to NMC Funding Corporation (‘‘NMC Funding’’), a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. During the first quarter the Company amended the accounts receivable facility effective January 1, 2004. Under the terms of the amendment, NMC Funding retains the right to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. The repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement.

     NMC Funding recognized its retained interests in the undivided ownership interests in accounts receivable sold to the bank investors in its statement of financial position as of January 1, 2004, the effective date of the amendment. NMC Funding recorded a corresponding short-term obligation for amounts outstanding under the facility. Additionally, FMCH has consolidated NMC Funding as of January 1, 2004 as the special purpose entity is no longer demonstratively distinct from FMCH under the terms of the amendment. An entity is demonstratively distinct only if the entity cannot be unilaterally dissolved by the transferor and at least 10% of its beneficial interests are held by parties other than the transferor. Under the amendment, if NMC Funding exercises its right to repurchase the retained interests in the accounts receivable, the agreement with the bank investors would be terminated and FMCH would hold all beneficial interests remaining in NMC Funding.

     At June 30, 2004 there are outstanding short-term borrowings under the facility of $226,000. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The effective interest rate ranged from 1.94%-2.43% during the six months ended June 30, 2004. Under the terms of the facility agreement, new interests in accounts receivable are sold as collections reduce previously sold accounts receivable. The costs are expensed as incurred and recorded as interest expense and related financing costs.

5	.	Acquisitions

     During the six months ended June 30, 2004, the Company acquired certain health care and distribution facilities for a total consideration of $60,169. $51,946 of the total consideration were paid in cash.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

6	.	Inventories

        As of June 30, 2004 and December 31, 2003, inventories consisted of the following:

	June 30,	December 31,
	2004	2003

Raw materials and purchased components	$90,801	$86,653
Work in process	34,322	33,778
Finished goods	253,146	244,355
Health care supplies	70,021	79,952

Inventories	$448,290	$444,738

7	.	Intangible Assets and Goodwill

        The carrying value and accumulated amortization of intangible assets are as follows:

	June 30, 2004		December 31, 2003

	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
	amount	amortization	amount	amortization

Amortizable intangible assets
Patient relationships	$268,916	$(216,703)	$258,408	$(208,890)
Patents	22,327	(15,415)	18,178	(15,056)
Distribution rights	21,999	(8,630)	23,920	(9,548)
Other	171,124	(91,302)	170,320	(86,318)

	$484,366	(332,050)	$470,826	$(319,812)

	Carrying	Carrying
	amount	amount

Non-amortizable intangible assets
Tradename	$221,390	$221,720
Management contracts	217,212	209,369

	$438,602	$431,089

Intangible assets	$590,918	$582,103

Amortization expense for amortizable intangible assets at June 30, 2004 is estimated to be $16,791 for the remainder of 2004, $28,807 for 2005, $25,148 for 2006, $17,485 for 2007 and $8,657 for 2008.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Goodwill

Increases in the carrying amount of goodwill are a result of acquisitions for the six months ended June 30, 2004 totaling $60,169 (see Note 5). The segment detail is as follows:

	North
	America	International	Total

Balance as of January 1, 2003	$2,940,326	$252,325	$3,192,651
Goodwill acquired, net	24,925	35,813	60,738
Reclassifications	(14,398)	(865)	(15,263)
Currency translation	—	50,222	50,222

Balance as of December 31, 2003	$2,950,853	$337,495	$3,288,348

Goodwill acquired, net	43,814	35,332	79,146
Reclassifications	(316)	2,957	2,641
Currency translation		(10,901)	(10,901)

Balance as of June 30, 2004	$2,994,351	$364,883	$3,359,234

8	.	Minority Interest

     During the six month period ended June 30, 2004, Minority Interests increased as a result of the Implementation of FIN 46R (See Note 3) and other partial acquisitions made during the period.

9	.	Stock Options

     The Company accounts for its stock option plans using the intrinsic value method in accordance with the provisions of Accounting Principles Board (‘‘APB’’) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, as allowed by SFAS No. 123, Accounting for Stock-Based Compensation, subject to complying with the additional disclosure requirements of SFAS No. 123 as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123. As such, compensation expense is recorded only if the current market price of the underlying stock exceeds the exercise price on the measurement date. For stock incentive plans which are performance based, the Company recognizes compensation expense over the vesting periods, based on the then current market values of the underlying stock.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	For the three months		For the six months
	ended June 30,		ended June 30,

	2004	2003	2004	2003

Net income:
As reported	$100,567	$79,351	$191,676	$149,362
Add: Stock-based employee compensation
expense included in reported net income,
net of related tax effects	426	358	802	866
Deduct: Total stock-based employee
compensation expense determined under
fair value method for all awards, net of
related tax effects	(1,992)	(2,741)	(4,001)	(5,558)

Pro forma	$99,001	$76,968	$188,477	$144,670

Basic net income per:
Ordinary share
As reported	$1.04	$0.82	$1.98	$1.54
Pro forma	$1.02	$0.80	$1.95	$1.49
Preference share
As reported	$1.06	$0.84	$2.02	$1.58
Pro forma	$1.04	$0.82	$1.99	$1.53
Fully diluted net income per:
Ordinary share
As reported	$1.03	$0.82	$1.97	$1.54
Pro forma	$1.01	$0.80	$1.94	$1.49
Preference share
As reported	$1.05	$0.84	$2.01	$1.58
Pro forma	$1.03	$0.82	$1.98	$1.53

     During the six months ended June 30, 2004, approximately 103,000 options were granted to board members and none to employees. As of June 30, 2004, the Management Board held 441,850 options and employees held 3,648,411 options. In the first half of 2004, 5,636 FME Rollover Plan options were exercised by employees. In connection therewith, Fresenius AG transferred 1,879 Ordinary shares to employees and remitted approximately $72 to the Company. During the same period, no Rollover Plan options were cancelled. These funds have been accounted for as a capital contribution within additional paid-in capital.

     During the six months ended June 30, 2004, 19,451 stock options were exercised under FME 98 Plan 1 and 3,608 were exercised under FME 98 Plan 2 and employees remitted approximately $995 to the Company. During the same period, 42,760 stock options were cancelled under FME 98 Plan 1 and 2,150 were cancelled under FME 98 Plan 2.

     No convertible bonds were exercised and 50,393 were cancelled under the 2001 International Stock Incentive Program in the first half of 2004.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

     The following tables are reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and six-month periods ended June 30, 2004 and 2003.

	For the three months
	ended June 30,

	2004	2003

Numerators:
Net income	$100,567	$79,351
less:
Preference on Preference shares	471	445

Income available to all classes of shares	$100,096	$78,906

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,230,568	26,188,575

Total weighted average shares outstanding	96,230,568	96,188,575
Potentially dilutive Preference shares	516,958	57,576

Total weighted average shares outstanding assuming dilution	96,747,526	96,246,151
Total weighted average Preference shares outstanding assuming dilution	26,747,526	26,246,151
Basic income per Ordinary share	$1.04	$0.82
Plus preference per Preference shares	0.02	0.02

Basic income per Preference share	$1.06	$0.84

Fully diluted income per Ordinary share	$1.03	$0.82
Plus preference per Preference shares	0.02	0.02

Fully diluted income per Preference share	$1.05	$0.84

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six months
	ended June 30,

	2004	2003

Numerators:
Net income	$191,676	$149,362
less:
Preference on Preference shares	960	861

Income available to all classes of shares	$190,716	$148,501

Denominators:
Weighted average number of:
Ordinary shares outstanding	70,000,000	70,000,000
Preference shares outstanding	26,223,134	26,188,575

Total weighted average shares outstanding	96,223,134	96,188,575
Potentially dilutive Preference shares	409,882	60,323

Total weighted average shares outstanding assuming dilution	96,633,016	96,248,898
Total weighted average Preference shares outstanding assuming dilution	26,633,016	26,248,898
Basic income per Ordinary share	$1.98	$1.54
Plus preference per Preference shares	0.04	0.04

Basic income per Preference share	$2.02	$1.58

Fully diluted income per Ordinary share	$1.97	$1.54
Plus preference per Preference shares	0.04	0.04

Fully diluted income per Preference share	$2.01	$1.58

10	.	Employee Benefit Plans

     The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. In the United States National Medical Care, Inc.’s non-contributory, defined benefit pension plan was curtailed in the first quarter of 2002. Each year FMCH contributes at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding requirement for FMCH for the defined benefit pension plan in 2004. FMCH at this time expects to voluntarily contribute $419 during 2004 and made no contribution in the first half of the year. The following table provides the calculations of net periodic benefit cost for the three- and six-month periods ended June 30, 2004 and 2003.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	Three months ended June 30		Six months ended June 30

	2004	2003	2004	2003

Components of net period benefit cost:
Service cost	$1,008	$876	$2,048	$1,709
Interest cost	3,653	3,358	7,333	6,680
Expected return on plan assets	(2,325)	(1,922)	(4,650)	(3,844)
Amortization of transition obligation	—	23	—	45
Amortization of losses	1,175	993	2,350	1,985

Net periodic benefit cost	$3,511	$3,328	$7,081	$6,575

11	.	Commitments and Contingencies

Legal Proceedings

Commercial Litigation

     The Company was formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the ‘‘Merger’’) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the ‘‘Grace Chapter 11 Proceedings’’) on April 2, 2001.

     Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be the Company’s obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the ‘‘Service’’); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122,100 in interest attributable to corporate owned life insurance (‘‘COLI’’) policy loans; that W.R. Grace & Co. has paid $21,200 of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify the Company against this and other pre-Merger and Merger-related tax liabilities.

     Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

     In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the ‘‘Settlement Agreement’’), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (‘‘Sealed Air,’’ formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

     On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (‘‘Baxter’’), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Other Litigation and Potential Exposures

     From time to time, the Company is a party to or may be threatened with other litigation, claims or assesments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

     The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence ‘‘whistle blower’’ actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, the Company expects that its business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expects continuing inquiries, claims and litigation relating to our compliance with applicable laws and

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of ‘‘whistle blower’’ actions, which are initially filed under court seal.

     The Company operates many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

     Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

     The Company has also had claims asserted against it and has had lawsuits filed against it relating to businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

     At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 2). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While the Company believes that its remaining accruals reasonably estimate its currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

12	.	Financial Instruments

Market Risk

     The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with investment grade financial institutions as authorized by the Company’s Management Board. The Company does not use financial instruments for trading purposes.

     The Company conducts its financial instrument activity under the control of a single centralized department. The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

Foreign Exchange Risk Management

     The Company conducts business on a global basis in numerous international currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of the Company’s international operations are maintained, affect its results of operations and financial position as reported in its consolidated financial statements. The Company employs, to a limited extent, forward contracts to hedge its currency exposure. The Company’s policy, which has been consistently followed, is that forward currency contracts and options be used only for the purpose of hedging foreign currency exposure.

     The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company sells significant amounts of products from its manufacturing facilities in Germany to its other international operations. In general, the German sales are denominated in euro. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted.

     Changes in the value of foreign currency forward contracts designated and qualifying as cash flow hedges of forecasted product purchases are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $697 ($1,094 pretax) at June 30, 2004 are deferred in accumulated other comprehensive income and will be reclassified into earnings during 2004 and 2005.

     Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges for forecasted intercompany financing transactions are reported in accumulated other comprehensive income. These amounts are subsequently reclassified into earnings as a component of interest income or interest expense in the same period in which the hedged transactions affect earnings. After tax gains of $34,734 ($57,336 pretax) at June 30, 2004.were deferred in accumulated other comprehensive income and will be reclassified into earnings during 2004 and 2006.

     The Company’s foreign exchange contracts contain credit risk in that its bank counterparties may be unable to meet the terms of the agreements. The potential risk of loss with any one party resulting from this type of credit risk is monitored. Management does not expect any material losses as a result of default by other parties.

Interest Rate Risk Management

     The Company enters into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from long-term and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates and (b) hedge the fair value of its fixed interest rate borrowing. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional amount.

     The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in U.S. dollars into fixed interest rate payments. After taxes losses of $25,250 ($42,016 pretax) at June 30, 2004, were deferred in accumulated other comprehensive loss. The Company enters into interest swap agreements that are designated as fair value hedges effectively converting certain fixed interest payments denominated in U.S. dollars into variable interest rate payments. There is no material impact on earnings due to hedge ineffectiveness.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

     The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting certain variable interest rate payments denominated in Yen into fixed interest rate payments. After taxes losses of $213 ($368 pretax) at June 30, 2004, were deferred in accumulated other comprehensive income. There is no material impact on earnings due to hedge ineffectiveness.

     The Company is exposed to credit-related losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparties to fail to meet their obligations. The current credit exposure of derivatives is represented by the fair value of contracts with a positive fair value at the reporting date.

13	.	Business Segment Information

     The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. Additionally, the North America segment engages in performing clinical laboratory testing and in the perfusion business. The Company has aggregated the International and Asia Pacific operating segments as ‘‘International.’’ The segments are aggregated due to their similar economic characteristics. These characteristics include the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

     Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income. In addition to operating income, management believes that earnings before interest, taxes, depreciation and amortization (EBITDA) is helpful for investors as a measurement of the segment’s and the Company’s ability to generate cash and to service its financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in the Company’s 2003 Senior Credit Agreement, Euro Notes and indentures relating to the Company’s trust preferred securities. The information in the table below reconciles EBITDA for each of our reporting segments to operating income, which the Company considers to be the most directly comparable financial measure, calculated in accordance with U.S. GAAP.

     EBITDA should not be construed as an alternative to net earnings determined in accordance with generally accepted accounting principles or to cash flow from operations, investing activities or financing activities or as a measure of cash flows.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

     Information pertaining to the Company’s business segments for the three- and six-month periods ended June 30, 2004 and 2003 is set forth below:

	North
	America	International	Corporate	Total

Six months ended June 30, 2004
Net revenue external customers	$2,048,447	$962,911	$—	$3,011,358
Inter – segment revenue	870	18,380	(19,250)	—

Total net revenue	2,049,317	981,291	(19,250)	3,011,358

EBITDA	345,577	196,118	(17,002)	524,693
Depreciation and amortization	(62,669)	(50,195)	(963)	(113,827)

Operating income	282,908	145,923	(17,965)	410,866

Segment assets	5,445,172	2,180,197	43,967	7,669,336
Capital expenditures and acquisitions(1)	93,647	58,904	154	152,705

Six months ended June 30, 2003
Net revenue external customers	$1,884,179	$781,456	$—	$2,665,635
Inter – segment revenue	872	17,766	(18,638)	—

Total net revenue	1,885,051	799,222	(18,638)	2,665,635

EBITDA	311,742	157,628	(11,699)	457,671
Depreciation and amortization	(60,883)	(43,119)	(985)	(104,987)

Operating income	250,859	114,509	(12,684)	352,684

Segment assets	5,230,847	1,966,899	46,979	7,244,725
Capital expenditures and acquisitions(2)	69,980	73,085	6	143,071

Three months ended June 30, 2004
Net revenue external customers	$1,052,557	$499,746	$—	$1,552,303
Inter – segment revenue	651	9,214	(9,865)	—

Total net revenue	1,053,208	508,960	(9,865)	1,552,303

EBITDA	178,861	99,677	(8,875)	269,663
Depreciation and amortization	(31,709)	(24,827)	(450)	(56,986)

Operating income	147,152	74,850	(9,325)	212,677

Capital expenditures and acquisitions	45,864	21,675	—	67,539

Three months ended June 30, 2003
Net revenue external customers	$954,688	$411,511	$—	$1,366,199
Inter - segment revenue	621	9,310	(9,931)	—

Total net revenue	955,309	420,821	(9,931)	1,366,199

EBITDA	158,149	83,868	(6,022)	235,995
Depreciation and amortization	(29,524)	(22,117)	(500)	(52,141)

Operating income	128,625	61,751	(6,522)	183,854

Capital expenditures and acquisitions	29,212	42,076	4	71,292

(1)	International acquisitions exclude $8,224 of non-cash acquisitions in 2004.
(2)	North America and International acquisitions exclude $6,659 and $1,211, respectively, of non-cash acquisitions in 2003.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	Three months ended June 30,		Six months ended June 30,

	2004	2003	2004	2003

Reconciliation of measures to consolidated totals
Total EBITDA of reporting segments	$278,539	$242,017	$541,695	$469,370
Total depreciation and amortization	(56,986)	(52,141)	(113,827)	(104,987)
Corporate expenses	(8,875)	(6,022)	(17,002)	(11,699)
Interest income	2,846	3,320	5,720	6,598
Interest expense	(48,165)	(56,301)	(97,742)	(113,324)

Total income before income taxes and minority interest	$167,359	$130,873	$318,844	$245,958

Total operating income of reporting segments	222,003	190,376	428,831	365,368
Corporate expenses	(9,325)	(6,522)	(17,965)	(12,684)
Interest income	2,846	3,320	5,720	6,598
Interest expense	(48,165)	(56,301)	(97,742)	(113,324)

Total income before income taxes and minority interest	$167,359	$130,873	$318,844	$245,958

Depreciation and amortization
Total depreciation and amortization of reporting segments	56,536	51,641	112,864	104,002
Corporate depreciation and amortization	450	500	963	985

Total depreciation and amortization	$56,986	$52,141	$113,827	$104,987

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

14	.	Supplementary Cash Flow Information

     The following additional information is provided with respect to the consolidated statements of cash flows:

	Six months ended June 30,

	2004	2003

Supplementary cash flow information:
Cash paid for interest	$96,217	$107,515

Cash paid for income taxes	$102,917	$31,191

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$83,764	$91,931
Liabilities assumed	11,062	21,212
Transaction under common control with Fresenius AG	—	3,602
Notes assumed in connection with acquisition	8,224	7,870

Cash paid	64,478	59,247
Less cash acquired	12,532	2,010

Net cash paid for acquisitions	$51,946	$57,237

15	.	Supplemental Condensed Combining Information

     FMC Trust Finance S.a`.r.l. Luxembourg and FMC Trust Finance S.á.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by Fresenius Medical Care Deutschland GmbH (‘‘D-GmbH’’), a wholly-owned subsidiary of the Company, and by FMCH, a substantially wholly-owned subsidiary of the Company (D-GmbH and FMCH being ‘‘Guarantor Subsidiaries’’). The following combining financial information for the Company is as of June 30, 2004 and December 31, 2003 and for the six-months ended June 30, 2004 and 2003, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the ‘‘Non-Guarantor Subsidiaries’’). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. Separate financial statements and other disclosures concerning D-GmbH and FMCH are not presented herein because management believes that they are not material to investors.

     Additionally dividends from FMCH, a substantially wholly-owned subsidiary, were limited until February 21, 2003, as a result of a restriction on dividends from its subsidiary, NMC, and its subsidiaries under the 1996 senior credit agreement. As a result of this restriction, parent company only financial information is presented under the column FME. Under the 2003 Senior Credit Agreement (see Note 4), intercompany dividends are no longer prohibited.

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

		For the six month period ended June 30, 2004

	Guarantor Subsidiaries
				Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$463,495	$—	$3,081,566	$(533,703)	$3,011,358
Cost of revenue	—	300,662	—	2,235,340	(531,744)	2,004,258

Gross profit	—	162,833	—	846,226	(1,959)	1,007,100

Operating expenses:
Selling, general and administrative	14,600	72,183	—	482,863	186	569,832
Research and development	1,203	16,785	—	8,414	—	26,402

Operating (loss) income	(15,804)	73,865	—	354,950	(2,145)	410,866

Other (income) expense:
Interest, net	15,805	7,033	31,162	52,668	(14,646)	92,022
Other, net	(240,830)	42,602	(135,410)	—	333,638	—

Income before income taxes and
minority interest	209,221	24,230	104,248	302,282	(321,137)	318,844
Income tax expense (benefit)	17,545	23,911	(12,465)	110,889	(13,619)	126,262

Income (loss) before minority interest .	191,676	319	116,713	191,392	(307,518)	192,582
Minority interest	—	—	—	—	906	906

Net income (loss)	$191,676	$319	$116,713	$191,392	$(308,424)	$191,676

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six month period ended June 30, 2004
		Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$392,632	$—	$2,714,425	$(441,422)	$2,665,635
Cost of revenue	—	249,502	—	1,997,181	(440,751)	1,805,932

Gross profit	—	143,130	—	717,244	(671)	859,703

Operating expenses:
Selling, general and
administrative	2,208	57,822	—	409,536	12,975	482,541
Research and development	950	16,940	—	6,588	—	24,478

Operating (loss) income	(3,158)	68,368	—	301,120	(13,646)	352,684

Other (income) expense:
Interest, net	15,831	7,268	30,577	71,896	(18,846)	106,726
Other, net	(184,134)	37,835	(117,400)	—	263,699	—

Income (loss) before income taxes and
minority interest	165,145	23,265	86,823	229,224	(258,499)	245,958
Income tax expense (benefit)	15,783	24,843	(12,231)	86,888	(19,717)	95,566

Income (loss) before minority interest .	149,362	(1,578)	99,054	142,336	(238,782)	150,392
Minority interest	—	—	—	—	1,030	1,030

Net income (loss)	$149,362	$(1,578)	$99,054	$142,336	$(239,812)	$149,362

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At June 30, 2004
		Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$52	$—	$64,471	$—	$64,524
Trade accounts receivable, less
allowance for doubtful accounts	—	102,977	—	1,287,417	—	1,390,394
Accounts receivable from related parties	595,770	305,713	211,837	1,928,899	(2,997,923)	44,296
Inventories	—	126,276	—	375,317	(53,303)	448,290
Prepaid expenses and other current assets	8,569	12,479	96	209,612	1,567	232,323
Deferred taxes	—	—	—	167,066	23,106	190,172

Total current assets	604,340	547,497	211,933	4,032,782	(3,026,553)	2,369,999
Property, plant and equipment, net	153	89,754	—	1,026,911	(30,699)	1,086,119
Intangible assets	358	8,719	—	581,841	—	590,918
Goodwill	—	3,325	—	3,355,909	—	3,359,234
Deferred taxes	—	—	—	22,227	13,505	35,732
Other assets	4,469,392	463,431	3,722,616	(4,526)	(8,423,579)	227,334

Total assets	$5,074,243	$1,112,726	$3,934,549	$9,015,144	$(11,467,326)	$7,669,336

Current liabilities:
Accounts payable	$405	$21,636	$—	$127,285	$—	$149,326
Accounts payable to related parties	993,531	333,198	822,086	1,153,517	(3,194,983)	107,349
Accrued expenses and other current
liabilities	49,159	81,337	636	480,778	2,792	614,702
Accrual for special charge for legal
matters	—	—	—	136,297	—	136,297
Short-term borrowings	37	—	—	313,669	—	313,706
Short-term borrowings from related
parties	—	—	—	—	—	—
Current portion of long-term debt
and capital lease obligations	3,187	1,502	115,000	29,592	—	149,281
Income tax payable	87,063	—	—	90,430	648	178,141
Deferred taxes	18,202	4,091	—	11,122	4,452	37,867

Total current liabilities	1,151,583	441,764	937,722	2,342,691	(3,187,091)	1,686,669
Long term debt and capital lease obligations, less current portion	250,276	256	907,029	822,618	(1,007,751)	972,428
Long term borrowings from related parties	368,665	—	—	0	(368,665)	—
Other liabilities	—	4,223	—	92,650	7,662	104,535
Pension liabilities	861	50,541	—	59,496	(4,870)	106,028
Deferred taxes	5,122	2,943	—	258,153	5,763	271,981
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiary	—	—	—	1,206,729	—	1,206,729
Minority interest	—	—	7,412	4,256	11,563	23,231

Total liabilities	1,776,508	499,727	1,852,163	4,786,592	(4,543,389)	4,371,601
Shareholders’ equity:	3,297,735	612,999	2,082,386	4,228,552	(6,923,937)	3,297,735

Total liabilities and shareholders’ equity	$5,074,243	$1,112,726	$3,934,549	$9,015,144	$(11,467,326)	$7,669,336

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	At June 30, 2004
		Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$3	$300	$—	$48,124	$—	$48,427
Trade accounts receivable, less
allowance for doubtful accounts	—	100,011	—	1,129,492	—	1,229,503
Accounts receivable from related
parties	737,938	333,712	210,337	1,381,429	(2,612,960)	50,456
Inventories	—	126,810	—	370,737	(52,809)	444,738
Prepaid expenses and other current
assets	7,496	15,928	23	229,847	71	253,365
Deferred taxes	—	—	—	156,542	23,097	179,639

Total current assets	745,437	576,761	210,360	3,316,171	(2,642,601)	2,206,128
Property, plant and equipment, net	37	95,962	—	1,023,169	(30,022)	1,089,146
Intangible assets	484	5,324	—	576,295	—	582,103
Goodwill	—	3,455	—	3,284,893	—	3,288,348
Deferred taxes	—	—	—	21,529	14,012	35,541
Other assets	3,757,515	347,348	3,651,635	483,658	(7,938,102)	302,054

Total assets	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

Current liabilities:
Accounts payable	$621	$26,540	$—	$150,663	$—	$177,824
Accounts payable to related parties	454,267	360,410	801,969	1,308,280	(2,796,223)	128,703
Accrued expenses and other current
liabilities	49,182	73,072	2,328	427,708	1,540	553,830
Accrual for special charge for legal
matters	—	—	—	138,154	—	138,154
Short-term borrowings	60	—	—	89,357	—	89,417
Short-term borrowings from related
parties	—	—	—	30,000	—	30,000
Current portion of long-term debt
and capital lease obligations	714	1,503	54,000	34,148	—	90,365
Income tax payable	96,875	—	—	80,588	648	178,111
Deferred taxes	20,236	4,630	—	11,040	(9,829)	26,077

Total current liabilities	621,955	466,155	858,297	2,269,938	(2,803,864)	1,412,481
Long term debt and capital lease obligations, less current portion	248,891	1,061	1,048,829	915,841	(1,102,998)	1,111,624
Long term borrowings from related parties	383,072	—	—	—	(383,072)	—
Other liabilities	—	4,779	—	114,762	9,074	128,615
Pension liabilities	834	49,543	—	54,993	(5,318)	100,052
Deferred taxes	5,041	4,328	—	235,297	5,780	250,446
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company guaranteed debentures of subsidiaries	—	—	—	1,242,317	—	1,242,317
Minority interest	—	—	7,412	—	6,693	14,105

Total liabilities	1,259,793	525,866	1,914,538	4,833,148	(4,273,705)	4,259,640
Shareholders’ equity:	3,243,680	502,984	1,947,457	3,872,567	(6,323,008)	3,243,680

Total liabilities and shareholders’
equity	$4,503,473	$1,028,850	$3,861,995	$8,705,715	$(10,596,713)	$7,503,320

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six month period ended June 30, 2004
		Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$191,676	$319	$116,713	$191,392	$(308,424)	$191,676
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(138,993)	—	(135,410)	—	274,403	—
Depreciation and amortization	963	12,753	—	105,823	(5,712)	113,827
Change in deferred taxes, net	(1,013)	(1,604)	—	5,745	12,901	16,029
(Gain) loss on sale of fixed assets	—	(402)	—	591	—	189
Compensation expense related to stock
options	802	—	—	—	—	802
Cash inflow from hedging	—	4,422	—	4,422	—
Changes in assets and liabilities, net of
amounts from businesses acquired:
Trade accounts receivable, net	—	(6,793)	—	5,549	—	(1,244)
Inventories	—	(4,277)	—	(3,769)	1,618	(6,428)
Prepaid expenses and other current and
non-current assets	(6,201)	2,284	1,300	39,657	519	37,559

Accounts receivable from/ payable to related parties	(2,913)	1,809	18,618	(46,461)	10,954	(17,993)
Accounts payable, accrued expenses and
other current and non-current liabilities	808	9,686	(1,692)	(208)	453	9,047
Income tax payable	(6,229)	—	(12,465)	21,680	—	2,986

Net cash provided by (used in) operating
activities	38,900	13,775	(12,937)	324,422	(13,288)	350,872

Investing Activities:
Purchases of property, plant and equipment	(153)	(14,229)	—	(93,125)	6,748	(100,759)
Proceeds from sale of property, plant and
equipment	—	873	—	5,107	—	5,980
Disbursement of loans to related parties	109,390	—	93,997	(623,756)	420,369	—
Acquisitions and investments, net of cash
acquired	(33,379)	—	—	(51,414)	32,847	(51,946)

Net cash provided by (used in) investing
activities	75,858	(13,356)	93,997	(763,188)	459,964	(146,725)

Financing activities:
Short-term borrowings, net	(22)	—	—	(33,422)	—	(33,444)
Long-term debt and capital lease obligations, net	3,667	(660)	(80,800)	403,976	(420,369)	(94,186)
Increase of accounts receivable securitization program	—	—	—	68,002	—	68,002
Proceeds from exercise of stock options	1,067	—	—	—	—	1,067
Dividends paid	(122,106)	—	—	(5,397)	5,397	(122,106)
Redemption of Series D Trust Preferred
Stock of subsidiary	—	—	—	—	—	—
Capital Increase of Non-Guarantor-
Subsidiaries	—	—	—	32,849	(32,849)	—
Change in minority interest	—	—	(260)	(759)	906	(113)

Net cash (used in) provided by financing
activities	(117,393)	(660)	(81,060)	465,248	(446,915)	(180,780)

Effect of exchange rate changes on cash and cash equivalents	2,634	(7)	—	(10,136)	239	(7,270)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash
equivalents	(2)	(248)	0	16,346	0	16,097
Cash and cash equivalents at beginning of period	3	300	—	48,124	—	48,427

Cash and cash equivalents at end of period	$1	$52	$0	$64,470	$0	$64,524

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FRESENIUS MEDICAL CARE AG

Notes to Consolidated Financial Statements – (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the six month period ended June 30, 2004
		Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	FME	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income	$149,362	$(1,578)	$99,054	$142,336	$(239,812)	$149,362
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(99,045)	—	(117,400)	—	216,445	—
Depreciation and amortization	984	12,206	—	96,249	(4,452)	104,987
Change in deferred taxes, net	2,403	(1,207)	—	19,459	5,501	26,156
Gain on sale of investments	(8,571)	—	—	—	8,571	—
Loss (gain) on sale of fixed assets	—	269	—	(2,122)	—	(1,853)
Compensation expense related to stock
options	965	—	—	—	—	965
Changes in assets and liabilities, net of
amounts from businesses acquired:
Trade accounts receivable, net	—	(3,166)	—	35,359	—	32,193
Inventories	—	(15,736)	—	(17,226)	7,432	(25,530)
Prepaid expenses and other current and
non-current assets	(1,629)	1,297	1,433	28,895	(641)	29,355
Accounts receivable from/ payable to
related parties	(65,732)	10,382	(692,023)	743,352	1,113	(2,908)

Accounts payable, accrued expenses and other current and non-current liabilities	(428)	13,708	4,621	(67,387)	(2,140)	(51,626)
Income tax payable	19,967	2,045	(12,231)	28,919	—	38,700

Net cash provided by operating activities .	(1,724)	18,220	(716,546)	1,007,834	(7,983)	299,801

Investing Activities:
Purchases of property, plant and equipment	(6)	(8,593)	—	(80,203)	2,968	(85,834)
Proceeds from sale of property, plant and
equipment	1	366	—	7,840	—	8,207
Disbursement of loans to related parties	101,467	—	—	—	(101,467)	—
Acquisitions and investments, net of cash
acquired	(28,758)	(8,838)	—	(39,407)	19,766	(57,237)

Net cash used in investing activities	72,704	(17,065)	—	(111,770)	(78,733)	(134,864)

Financing activities:
Short-term borrowings, net	690	—	—	20,279	—	20,969

Long-term debt and capital lease obligations, net	30,518	(895)	725,712	(728,247)	101,467	128,555
Decrease of accounts receivable securitization
program	—	—	—	(196,675)	—	(196,675)
Proceeds from exercise of stock options	391	—	—	—	—	391
Dividends paid	(107,761)	—	—	(9,740)	9,740	(107,761)
Redemption of Series D Trust Preferred
Stock of subsidiary	—	—	(8,906)	—	—	(8,906)
Capital Increase of Non-Guarantor-
Subsidiaries	—	—	—	26,489	(26,489)	—
Change in minority interest	—	—	(260)	(1,480)	1,030	(710)

Net cash used in financing activities	(76,162)	(895)	716,546	(889,374)	85,748	(164,137)

Effect of exchange rate changes on cash and cash
equivalents	6,244	25	—	3,744	968	10,981
Cash and Cash Equivalents:
Net increase in cash and cash equivalents	1,062	285	—	10,434	—	11,781
Cash and cash equivalents at beginning of period	488	151	—	64,154	—	64,793

Cash and cash equivalents at end of period	$1,550	$436	$—	$74,588	$—	$76,574

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PART I FINANCIAL INFORMATION ITEM 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003
The Company
       Fresenius Medical Care AG was created by the conversion of Sterilpharma GmbH, a limited liability company under German law organized in 1975, into a stock corporation under German law (Aktiengesellschaft). A shareholder’s meeting on April 17, 1996 adopted the resolutions for this conversion and the commercial register registered the conversion on August 5, 1996.

       On September 30, 1996, we consummated a series of transactions under an Agreement and Plan of Reorganization entered into on February 4, 1996 by Fresenius AG and W.R. Grace & Co., which we refer to as ‘‘our formation’’ or the ‘‘Merger’’ elsewhere in this report. Pursuant to that agreement, Fresenius AG contributed Fresenius Worldwide Dialysis, its global dialysis business, including its controlling interest in Fresenius USA, Inc., in exchange for 35,210,000 Fresenius Medical Care Ordinary shares. Thereafter, we acquired:

•	all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time of the transaction consisted of National Medical Care, Inc., its global dialysis business, in exchange for 31,360,000 Ordinary shares; and

•	the publicly-held minority interest in Fresenius USA, in exchange for 3,430,000 Ordinary shares.
       Effective October 1, 1996, we contributed all our shares in Fresenius USA to Fresenius Medical Care Holdings, Inc., which conducts business under the trade name Fresenius Medical Care North America, and which is the holding company for all of our operations in the U.S. and Canada and manufacturing operations in Mexico.

       You should read the following discussion and analysis of the results of operations of the Company in conjunction with our unaudited condensed consolidated financial statements and related notes contained elsewhere in this report. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward looking statements express or imply.

Financial Condition and Results of Operations
       This report contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are based upon our current expectations, assumptions, estimates and projections about us and our industry that address, among other things:

•	our business development, operating development and financial condition;
•	our expectations of growth in the patient population regarding renal dialysis products and services;
•	the effects of regulatory developments and legal proceedings;
•	possible changes in government reimbursement policies and those of private payors;
•	changes in pharmaceutical administration patterns or reimbursement policies;
•	our ability to develop and maintain additional sources of financing; and
•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

       When used in this report, the words ‘‘expects,’’ ‘‘anticipates,’’ ‘‘ intends,’’ ‘‘plans,’’ ‘‘believes,’’ ‘‘seeks,’’ ‘‘estimates’’ and similar expressions are generally intended to identify forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be

29

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2004 and 2003 – (Continued)

predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, could differ materially from those set forth in or contemplated by the forward-looking statements contained in this report. Important factors that could contribute to such differences are noted in the risk factors section of our Annual Report on Form 20-F, and in this report in Part I, Item 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations and Part II, Item 1, Legal Proceedings. These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, and changes to pharmaceutical utilization patterns.

       This report should be read in conjunction with our disclosures and discussions contained in our Annual Report on Form 20-F for the year ended December 31, 2003.

       Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Overview
       We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S, we also perform clinical laboratory testing and are engaged in the perfusion business. Dialysis is a lifesaving treatment for irreversible, lifelong end stage renal disease, and necessitates multiple treatments per week for the remainder of a patient’s life. The provision of dialysis services and the distribution of dialysis products and equipment represents, based on our estimate, an over $30 billion worldwide market and it is expected there will be annual patient growth of 5-7%. Patient growth is caused by factors such as the aging population, increasing incidence of diabetes and hypertension, improvements in treatment quality and improving standards of living in developing countries. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition the reimbursement and ancillary utilization environment significantly influence our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

       On December 8, 2003, the Medicare Prescription Drug, Modernization and Improvement Act of 2003 (‘‘MMA) was enacted. MMA mandates significant changes to U.S. government reimbursement for dialysis services and pharmaceuticals. Under proposed rules for implementing the MMA issued August 5, 2004, by the Centers for Medicare and Medicaid Services (‘‘CMS’’), effective January 1, 2005: (1) the dialysis composite rate will increase 1.6%; (2) payments for separately billable dialysis-related medications will be based on average sales price (‘‘ASP’’) minus 3%, (ASP is defined in the MMA as a manufacturer’s ASP to all purchasers in a calendar quarter per unit of each drug and biological sold in that same calendar quarter, excluding sales exempt from best price and nominal price sales and including all discounts, chargebacks and rebates); and (3) the difference between ASP minus 3%, and what would have been received under the existing reimbursement methodology will be added to the composite rate. This add-back amount has been proposed at 11.3% of the composite rate and will be subject to an annual update based on the growth in drug spending. In addition, under CMS’s proposed rules, effective April 1, 2005, composite rate payments will be subject to a case mix adjustment system, resulting in higher composite rate payments for patients based on age, gender, presence of peripheral vascular disease and AIDS. The MMA requires the case-mix

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2004 and 2003 – (Continued)

adjustment and the drug add-back to the composite rate to be cost neutral to Medicare. Comments are being accepted on the proposed rule until September 24, 2004, with the final rule expect later this fall.

       In July 2004, CMS proposed certain changes with respect to its Epogen reimbursement and utilization guidelines. Its proposal reflects the agency’s conclusion that the appropriate utilization of EPO should be monitored by considering both the patient’s hemoglobin/hematocrit level and the dosage. Specifically, it proposes a pre-payment claims review process in which claims for EPO with hemoglobin levels below 13 (or hematocrit of 39) would not be targeted for review, but claims for EPO with hemoglobin levels above 13 would be reviewed based on the hemoglobin value and related EPO doses, and with payment limited to a fixed amount of EPO unless there is medical justification for the hemoglobin levels. The comment period on this policy draft ends on September 9, 2004, and it is assumed that CMS would like to have a new payment policy finalized for payments beginning January 1, 2005, to coincide with the change in payment for EPO to ASP minus 3%.

       We expect the MMA 1.6% composite rate increase to have a positive effect on our results. If adopted as proposed, we expect the drug reimbursement and utilization changes and case mix adjustments would have an adverse impact on our operating results. If adopted as proposed, the new Epogen guidelines would have an adverse impact on our operating results. As indicated above, the proposed regulations are subject to industry comment and further CMS review. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, ‘‘Business Overview – Regulatory and Legal Matters – Reimbursement’’ in our Annual Report of Form 20-F.

       Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as ‘‘International.’’ We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our management board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (‘‘U.S. GAAP’’). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

       Our management believes the most appropriate measure in this regard is operating income, referred to in previous filings as earnings before interest and taxes, or EBIT, which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. In addition to operating income, our management also believes that earnings before interest, taxes, depreciation and amortization, or EBITDA, is helpful for investors as a measurement of our segments’ ability to generate cash and to service our financing obligations. EBITDA is also the basis for determining compliance with certain covenants contained in our senior credit agreement and the indentures relating to our outstanding trust preferred securities. You should not consider segment EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. We believe that operating income is the GAAP financial measure most directly comparable to our computation of EBITDA by segment, and the information in the table below under ‘‘Results of Operations’’ reconciles EBITDA for each of our reporting segments to operating income calculated in accordance with U.S. GAAP.

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2004 and 2003 – (Continued)

Results of Operations
       The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment.

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2004 and 2003 – (Continued)

	For the three months ended June 30,

	2004	2003

	(unaudited ) (in millions)

Total revenue
North America	$1,053	$956
International	509	420

Totals	1,562	1,376

Inter-segment revenue
North America	1	1
International	9	9

Totals	10	10

Total net revenue
North America	1,052	955
International	500	411

Totals	1,552	1,366

EBITDA
North America	179	158
International	100	84
Corporate	(9)	(6)

Totals	270	236

Amortization and depreciation
North America	32	29
International	25	22
Corporate	–	1

Totals	57	52

Operating income
North America	147	129
International	75	62
Corporate	(9)	(7)

Totals	213	184

Interest income	3	3
Interest expense	(48)	(56)
Income tax expense	(67)	(51)
Minority interest	—	(1)

Net income	$101	$79

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

	For the three months
	ended June 30,

	2004	2003

	(unaudited)
	(in millions)
Total revenue
North America	$2,049	$1,885
International	981	800

Totals	3,030	2,685

Inter-segment revenue
North America	1	1
International	18	18

Totals	19	19

Total net revenue
North America	2,048	1,884
International	963	782

Totals	3,011	2,666

EBITDA
North America	346	312
International	196	158
Corporate	(17)	(12)

Totals	525	458

Amortization and depreciation
North America	63	61
International	50	43
Corporate	1	1

Totals	114	105

Operating income
North America	283	251
International	146	115
Corporate	(18)	(13)

Totals	411	353

Interest income	6	6
Interest expense	(98)	(113)
Income tax expense	(126)	(96)
Minority interest	(1)	(1)

Net Income	$192	$149

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

Three months ended June 30, 2004 compared to three months ended June 30, 2003

Key Indicators for Consolidated Financial Statements
			Change in %

				at constant
	Three months	Three months		exchange
	ended June 30, 2004	ended June 30, 2003	as reported	rates

Number of treatments	4,672,151	4,411,201	6%
Same store treatment growth in %	3.8%	5.0%
Revenue in $ million	1,552	1,366	14%	12%
Gross profit as % of revenue	33.8%	32.4%
Selling, general and administrative costs as % of revenue	19.2%	18.0%
Net income in $ million	101	79	27%	24%

     Net revenue increased for the quarter ended June 30, 2004 over the comparable period in 2003 due to growth in revenue in both dialysis care and dialysis products.

     Dialysis care revenue grew by 15% to $1,127 million (14% at constant exchange rates) in the second quarter of 2004 mainly due to the growth in same store treatments combined with acquisitions and the implementation of FIN 46R. Dialysis product revenue increased by 10% to $425 million (5% at constant exchange rates) in the same period.

     The increase in gross profit margin is primarily a result of higher margins for ancillary services in North America, higher treatment rates in North America and operating improvements in Latin America partially offset by higher personnel, recruiting and other expenses associated with the nursing shortage in North America and price pressure in Japan as a result of biannual reimbursement rate reductions. Depreciation and amortization expense for the second quarter of 2004 was $57 million compared to $52 million for the same period in 2003.

     Approximately 43% of the Company’s worldwide revenues in the second quarters of 2004 and 2003 are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.

     Selling, general and administrative costs increased from $245 million in the second quarter of 2003 to $298 million in the same period of 2004. Selling, general and administrative costs as a percentage of sales increased from 18.0% in the second quarter of 2003 to 19.2% in the same period of 2004. The increase is mainly due to higher personnel expenses in North America, growth in regions with higher selling general and administrative costs and slightly higher bad debt expenses partially offset by reduced expenses due to cost efficiency control in Latin America. Net income for the period was $101 million compared to $79 million in 2003.

     The number of treatments in the third quarter of 2004 represents an increase of 6% over the same period in 2003. Same store treatment growth was 4% with additional growth of 2% from acquisitions. At June 30, 2004 we owned, operated or managed 1,590 clinics compared to 1,510 clinics at June 30, 2003. During the second quarter of 2004, we acquired 12 clinics, opened 9 clinics and combined 6 clinics. The number of patients treated in clinics that we own, operate or manage increased from approximately 115,800 at June 30, 2003 to 122,700 at June 30, 2004. Average revenue per treatment for world-wide dialysis services increased from $222 to $241 mainly due to worldwide improved revenue per treatment and favorable currency developments.

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	Three months	Three months
	ended June 30, 2004	ended June 30, 2003	Change in %

Number of treatments	3,206,418	3,078,833	4%
Same store treatment growth in %	3.4%	3.7%
Revenue in $ million	1,052	955	10%
EBITDA in $ million	179	158	13%
EBITDA margin in %	17.0%	16.6%
Depreciation and amortization in $ million	32	29	7%
Operating income in $ million	147	129	14%
Operating income margin in %	14.0%	13.5%

Revenue

     Net revenue for the North America segment for the second quarter 2004 grew because dialysis care revenue increased by 12% from $846 to $948 million. This was partially offset by a 5% decrease in product sales.

     The increase in dialysis care revenue was driven by a 4% increase in treatments with same store treatment growth of 3% and 1% resulting from acquisitions. In addition, revenue per treatment improved by 5%. A further 3% increase resulted from the implementation of FIN 46R. For this quarter the administration of EPO represented approximately 23% of total North America revenue.

     At June 30, 2004, approximately 84,700 patients were being treated in the 1,125 clinics that we own, operate or manage in the North America segment, compared to approximately 81,000 patients treated in 1,095 clinics at June 30, 2003. The average revenue per treatment excluding laboratory testing revenue increased from $265 in 2003 to $278 in 2004. Including laboratory testing the average revenue per treatment in the second quarter increased from $275 in 2003 to $289 during 2004. The improvement in the revenue rate per treatment is primarily due to increases in the dialysis treatment reimbursement rate coupled with both rate and utilization increases for ancilliary drugs.

     Dialysis product sales in the second quarter of 2004 include the sales of machines to a third-party leasing company which are leased back by our dialysis services division. The volume of these transactions has been reduced in the second quarter of 2004 compared to the same period in 2003. In addition, the Company decided to focus more on its internally produced products while decreasing emphasis on low margin ancillary products distributed for other third-parties. These two factors resulted in a 5% decrease in dialysis product revenue from $109 million in the second quarter of 2003 to $104 million in the same period of 2004. Our dialysis products division measures its external sales performance based on its sales to the ‘‘net available external market.’’ The net available external market excludes machine sales to third parties for machines utilized in the services division as well as sales to other vertically integrated dialysis companies and sales related to our adsorber business. Net available external market sales were flat in the second quarter of 2004 over the comparable period for 2003. The detail is as follows:

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

	Three months	Three months
	ended June 30,	ended June 30,
	2004	2004

Dialysis product sales	$104,093	$109,032
less sales to other vertically integrated dialysis companies and to leasing
company of dialysis machines leased back	(6,945)	(11,785)
less adsorber business sales	(1,094)	(783)
plus other	—	63

Product sales to available external market	$96,054	$96,527

EBITDA

     EBITDA margin increased 40 basis points from 16.6% in 2003 to 17.0% in 2004. The primary drivers of this margin improvement are increases in commercial payor rates, increased treatment volume, improved ancillary margins and improved gross margins on product sales. These improvements are partially offset by an increase in cost per treatment from $241 in 2003 to $252 in 2004, increased freight and distribution costs, and additional corporate administrative expenses. The increase in cost per treatment is primarily due to increased personnel and benefit costs and bad debt expenses partially offset by improvements in medical supply and other miscellaneous costs.

Operating income

     The increase in the operating margin was caused by the factors listed under EBITDA and reduced depreciation and amortization expense, as a percentage of revenue, as a result of completing the depreciation and amortization of fixed assets acquired in the 1996 merger and patient relationships acquired in 1997.

International Segment

Key Indicators for International Segment
			Change in %

	Three months	Three months		at constant
	ended June 30, 2004	ended June 30, 2003	as reported	exchange rates

Number of treatments	1,465,733	1,332,368	10%
Same store treatment growth in %	4.6%	8.1%
Revenue in $ million	500	411	21%	15%
EBITDA in $ million	100	84	19%	13%
EBITDA margin in %	20.0%	20.4%
Depreciation and amortization in $
million	25	22	12%	8%
Operating income in $ million	75	62	21%	14%
Operating income margin in %	15.0%	15.0%

Revenue

     The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately $18 million (4%) while consolidations resulting from implementation of FIN 46R contributed approximately 3%. Organic growth during the period was 8% ($33 million) at constant exchange rates. This increase was improved by a $27

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

million (6%) exchange rate effect due to the continued strengthening of various local currencies against the dollar in 2003 and 2004.

     Total dialysis care revenue increased during the second quarter of 2004 by 35% (28% at constant exchange rates) to $179 million in 2004 from $133 million the same period of 2003. This increase is a result of base business growth of $8 million, an $18 million increase in contributions from acquisitions, $10 million from consolidations resulting from implementation of FIN 46R and approximately $10 million due to exchange rate fluctuations.

     As of June 30, 2004, approximately 38,000 patients were being treated at 465 clinics that we own, operate or manage in the International segment compared to 34,800 patients treated at 415 clinics at June 30, 2003. The average revenue per treatment increased from $100 to $122 ($115 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.

     Total dialysis product revenue for the second quarter of 2004 increased by 15% (9% at constant exchange rates) to $321 million.

     Including the effects of the acquisitions, European region revenue increased $65 million, a 22% increase (14% increase at constant exchange rates), Latin America region revenue increased $17 million or 38% (38% at constant exchange rates), and Asia Pacific region revenue increased $6 million or 9% (3% at constant exchange rates).

EBITDA.

     Our EBITDA margin decreased from 20.4% to 20.0%. The main cause was price pressure in Japan as a result of biannual reimbursement rate reduction partially offset by operating improvements in Latin America such as reimbursement rate increases in Argentina and Venezuela and cost control improvements throughout Latin America.

Operating income

     Our operating income margin remained flat at 15.0% due to the factors responsible for the decrease of EBITDA margin described above partially offset by lower depreciation as a percentage of revenue.

Latin America

     Our subsidiaries in Latin America contributed approximately 4% of our worldwide revenue and 3% of our operating income in the second quarter of 2004. Our operations in Latin America were affected by the financial crisis and currency devaluations in nearly all currencies in Latin America in 2002 which since show signs of recovery. In the second quarter of 2004, sales in Latin America increased 38% (38% at constant exchange rates) compared to the same period in 2003 as a result of increased treatments, reimbursement rate increases and increased Product revenue. Operating income increased $5 million or 561% (535% at constant exchange rates) for the same factors as revenue increases and due to cost control improvements throughout Latin America. A worsening of the crisis in Latin America, a further devaluation of the Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America, could result in an impairment of long lived assets and goodwill.

Corporate

     We do not allocate ‘‘corporate costs’’ to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

     Total corporate operating loss was $(9) million in the quarter ended June 30, 2004 compared to $(7) million in the same period of 2003.

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

The following discussions pertain to our total Company costs.

Interest

     Interest expense for the second quarter of 2004 decreased 14% compared to the same period in 2003 due to a lower debt level and the conversion of a portion of debt from fixed into variable interest rates.

Income Taxes

     The effective tax rate for the quarter ended June 30, 2004 was 39.8% compared to 39.0% during the same period in 2003. This increase was caused by additional tax provisions.

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Key Indicators for Consolidated Financial Statements
			Change in %

	Six months ended	Six months ended		at constant
	June 30, 2004	June 30, 2003	as reported	exchange rates

Number of treatments	9,241,639	8,656,518	7%
Same store treatment growth in %	3.9%	4.8%
Revenue in $ million	3,011	2,666	13%	10%
Gross profit as % of revenue	33.4%	32.3%
Selling, general and administrative costs as % of revenue	18.9%	18.1%
Net income in $ million	192	149	28%	24%

     Net revenue increased for the six months ended June 30, 2004 over the comparable period in 2003 due to growth in revenue in both dialysis care and dialysis products.

     Dialysis care revenue grew by 14% to $2,185 million (12% at constant exchange rates) in the first half of 2004 mainly due to higher treatment rates, acquisitions, the implementation of FIN 46R, and the effect of two additional treatment days in 2004. Dialysis product revenue increased by 11% to $826 million (4% at constant exchange rates) in the same period.

     Gross profit margin improved to 33.4% in the six months ended June 30, 2004 from 32.3% for 2003. The increase is primarily a result of higher treatment rates, higher margins for ancillary services in North America, higher number of treatments as a result of two additional treatment days in North America and operating improvements in Latin America offset by higher personnel and recruiting costs due to the nursing shortage in North America. Depreciation and amortization expense for the second quarter of 2004 was $114 million compared to $105 million for the same period in 2003.

     Approximately 43% of the Company’s worldwide revenues in the first halves of 2004 and 2003 are paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.

     Selling, general and administrative costs increased from $483 million in the first half of 2003 to $570 million in the same period of 2004. Selling, general and administrative costs as a percentage of sales increased from 18.1% in the six months ended June 30, 2003 to 18.9% in the same period of 2004. The increase is mainly due to increased personnel and marketing expenses, higher bad debt expenses and growth in regions which have higher selling, general and administrative costs partially offset by reduced expenses due to cost efficiency control in Latin America. Net income for the period was $192 million compared to $149 million in 2003.

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

     In the six months ending June 30, 2004, 9.2 million treatments were provided. This represents an increase of 7% over the same period in 2003. Same store treatment growth was 4% with additional growth of 2% from acquisitions and 1% for the additional treatment days. During the first half of 2004, we acquired 19 clinics, opened 23 clinics and combined 13 clinics. Average revenue per treatment for worldwide dialysis services increased from $222 to $236 mainly due to worldwide improved reimbursement rates and favorable currency developments.

     The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

Key Indicators for North America Segment
	Six months ended	Six months ended
	June 30, 2004	June 30, 2003	Change in %

Number of treatments	6,355,720	6,051,428	5%
Same store treatment growth in %	3.1%	3.5%
Revenue in $ million	2,048	1,884	9%
EBITDA in $ million	346	312	11%
EBITDA margin in %	16.9%	16.5%
Depreciation and amortization in $ million	63	61	3%
Operating income in $ million	283	251	13%
Operating income margin in %	13.8%	13.3%

Revenue

     Net revenue for the North America segment for the first half of 2004 grew because dialysis care revenue increased by 11% from $1,669 to $1,846 million. This was partially offset by a 6% decrease in product sales.

     The increase in dialysis care revenue was driven by a 5% increase in treatments with same store treatment growth of 3%, 1% increase attributable to two extra dialysis days in 2004, and 1% resulting from acquisitions. In addition, revenue per treatment improved by 4%. Further, a 2% increase resulted from implementation of FIN 46R. For the first six months of 2004, the administration of EPO represented approximately 24% of total North America revenue.

     The average revenue per treatment excluding laboratory testing revenue increased from $266 in 2003 to $276 in 2004. Including laboratory testing the average revenue per treatment in the first half increased from $277 in 2003 to $287 during 2004. The improvement in the revenue rate per treatment is primarily due to increases in the dialysis treatment reimbursement rate coupled with both rate and utilization increases for ancillary drugs.

     Dialysis product sales in the first half of both 2004 and 2003 include the sales of machines to a third-party leasing company which are leased back by our dialysis services division. The volume of these transactions has been reduced in the first half of 2004 compared to the same period in 2003. In addition, the Company decided to focus more on its internally produced products while decreasing emphasis on low margin ancillary products distributed for other third-parties. These two factors resulted in a 6% decrease in dialysis product revenue from $215 million in the first half of 2003 to $202 million in the same period of 2004. Our dialysis products division measures its external sales performance based on its sales to the ‘‘net available external market.’’ The net available external market excludes machine sales to third parties for machines utilized in the services division as well as sales to other vertically integrated dialysis companies and sales related to our adsorber business. Net available external market sales were flat in the first half of 2004 over the comparable period for 2003. The detail is as follows:

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

	Six months	Six months
	ended June	ended June
	30, 2004	30, 2003

Dialysis product sales	$202,258	$214,763
less sales to other vertically integrated dialysis companies and to leasing company of dialysis machines leased back	(8,207)	(22,674)
less adsorber business sales	(2,179)	(783)
plus other	—	29

Product sales to available external market	$191,872	$191,335

EBITDA

     EBITDA margin increased 40 basis points from 16.5% in 2003 to 16.9% in 2004. The primary drivers of this margin improvement are increases in commercial payor rates, increased treatment volume, improved ancillary margins, incremental profits provided by an additional two dialysis days and improved gross margins on product sales. These improvements are partially offset by an increase in cost per treatment from $243 in 2003 to $251 in 2004, increased freight and distribution costs, and additional corporate administrative expenses. The increase in cost per treatment is primarily due to increased personnel and benefit costs and bad debt expenses partially offset by improvements in medical supply and other miscellaneous costs.

Operating income

     The increase in operating margin was caused by the factors listed under EBITDA and reduced depreciation and amortization expense, as a percentage of revenue, mainly as a result of completing the depreciation and amortization of fixed assets acquired in the 1996 merger and patient relationships acquired in 1997.

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

International Segment

Key Indicators for International Segment
			Change in %

				at constant
	Six months ended	Six months ended		exchange
	June 30, 2004	June 30, 2003	as reported	rates

Number of treatments	2,885,919	2,605,090	11%
Same store treatment growth in %	5.7%	8.0%
Revenue in $ million	963	782	23%	13%
EBITDA in $ million	196	158	24%	13%
EBITDA margin in %	20.4%	20.2%
Depreciation and amortization in $ million	50	43	16%	6%
Operating income in $ million	146	115	27%	16%
Operating income margin in %	15.2%	14.7%

Revenue

     The increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately $30 million (4%) while consolidations resulting from implementation of FIN 46R contributed approximately 1%. Organic growth during the period was 8% ($58 million) at constant exchange rates. This increase was improved by a $83 million (10%) exchange rate effect due to the continued strengthening of various local currencies against the dollar in 2003 and 2004.

     Total dialysis care revenue increased during the first half of 2004 by 34% (23% at constant exchange rates) to $339 million in 2004 from $253 million the same period of 2003. This increase is a result of base business growth of $21 million, a $26 million increase in contributions from acquisitions, $10 million from consolidations resulting from implementation of FIN 46R and approximately $29 million due to exchange rate fluctuations.

     In the first six months of 2004, the average revenue per treatment increased from $97 to $117 ($108 at constant exchange rates) due to the strengthening of the local currencies against the U.S. dollar and increased reimbursement rates partially offset by growth in countries with reimbursement rates below the average.

     Total dialysis product revenue for the first half of 2004 increased by 18% (8% at constant exchange rates) to $624 million.

     Including the effects of the acquisitions, European region revenue increased $136 million, a 24% increase (12% increase at constant exchange rates), Latin America region revenue increased $26 million or 31% (26% at constant exchange rates), and Asia Pacific region revenue increased $19 million or 14% (6% at constant exchange rates).

EBITDA

     Our EBITDA margin increased from 20.2% to 20.4%. The main cause of this was operating improvements in Latin America such as reimbursement rate increases in Argentina and Venezuela and cost control improvements throughout Latin America partially offset by price pressure in Japan as a result of biannual reimbursement rate reductions.

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations For the three and six months ended June 30, 2004 and 2003 – (Continued)

Operating income

     Our operating income margin increased from 14.7% to 15.2%, due to the factors responsible for the increase of EBITDA margin described above coupled with lower depreciation expense as a percentage of revenue.

Latin America

     Our subsidiaries in Latin America contributed approximately 4% of our worldwide revenue and 3% of our operating income in the first half of 2004. Our operations in Latin America were affected by the financial crisis and currency devaluations in nearly all currencies in that region in 2002 which since show signs of recovery. In the first half of 2004, sales in Latin America increased 31% (26% at constant exchange rates) compared to the same period in 2003 as a result of increased treatments, reimbursement rate increases and increased Product revenue. Operating income increased $10 million or 609% (565% at constant exchange rates) for the same factors as revenue increases and due to cost control improvements throughout Latin America. A worsening of the crisis in Latin America, a further devaluation of the Latin American currencies against the U.S. dollar or other unfavorable economic developments in Latin America, could result in an impairment of long lived assets and goodwill.

Corporate

     We do not allocate ‘‘corporate costs’’ to our segments in calculating segment operating income and EBITDA as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.

     Total corporate operating loss was $(18) million in the six months ended June 30, 2004 compared to $(13) million in the same period of 2003.

The following discussions pertain to our total Company costs.

Interest

     Interest expense for the first six months of 2004 decreased 14% compared to the same period in 2003 due to a lower debt level and the conversion of a portion of debt from fixed into variable interest rates.

Income Taxes

     The effective tax rate for the six months ended June 30, 2004 was 39.6% compared to 38.9% during the same period in 2003. This increase was caused by additional tax provisions.

LIQUIDITY AND CAPITAL RESOURCES

Six months ended June 30, 2004 compared to six months ended June 30, 2003

Cash Flow

Operations

     We generated cash from operating activities of $351 million in the six months ended June 30, 2004 and $300 million in the comparable period in 2003, an increase of about 17% over the prior year. Cash flows were primarily supported by increase in net income. We classify the cash inflows from our accounts receivable securitization program in the amount of $68 million as a financing activity.

Investing

     Cash used in investing activities increased from $135 million to $147 million mainly because of increased capital expenditures partially offset by decreased cash acquisition payments. In the first six months of 2004, we paid approximately $52 million ($36 million for the North American segment and $16

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2004 and 2003 – (Continued)

million for the International segment) cash for acquisitions consisting primarily of dialysis clinics. In the same period in 2003, we paid approximately $57 million ($19 million for the North American segment and $38 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

         In addition, capital expenditures for property, plant and equipment net of disposals were $95 million for the six months ended June 30, 2004 and $78 million in 2003. In 2004, capital expenditures were $57 million in the North America segment and $38 million for the International segment. In 2003, capital expenditures were $46 million in the North America segment and $32 million for the International segment. The majority of our capital expenditures were used for the maintenance of existing clinics, equipping new clinics and the expansion of production facilities in Germany and North America. Capital expenditures were approximately 3% of total revenue.

Financing
       Net cash used in financing was $181 million in the first half of 2004 compared to cash used in financing of $164 million in the same period of 2003. Our external financing needs decreased due to higher cash from operating activities partially offset by higher payments for investing and higher dividend payments. Cash on hand was $65 million at June 30, 2004 compared to $77 million at June 30, 2003.

       On February 21, 2003, we entered into an amended and restated bank agreement with Bank of America N.A, Credit Suisse First Boston, Dresdner Bank AG New York, JPMorgan Chase Bank, The Bank of Nova Scotia and certain other lenders (collectively, the ‘‘Lenders’’), pursuant to which the Lenders have made available to the Company and certain subsidiaries and affiliates an aggregate amount of up to $1.5 billion through three credit facilities. On August 22, 2003, the 2003 Senior Credit Agreement was amended so that, in effect, the aggregate amount of $1.5 billion was voluntarily reduced to $1.4 billion and the interest rate on a new term loan facility (Loan C) was 25 basis points lower than the interest rate on Loan B which was repaid. Additionally, funds available under this agreement were used to refinance the previous credit agreement’s outstanding balances and to pay down $287 million of our accounts receivable facility. On May 7, 2004, the 2003 Senior Credit Agreement was amended so that Loan C was repaid, and a new Loan D was added. Loan D, combined with increases in the revolving credit facility and Loan A, as well as funds provided by the Company’s accounts receivable facility were used to permanently retire Loan C. The total amount of the 2003 Senior Credit Agreement remained unchanged.

       On March 28, 2003, FMCH redeemed all of its outstanding shares of Class D Special Dividend Preferred Stock (‘‘Class D Shares’’) at a total cash outflow of approximately $9 million.

Liquidity
       Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of Preference shares and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 73% of our revenues are generated from providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the six months ended June 30, 2004, approximately 43% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. This could have a material adverse effect on our capacity to generate cash flow.

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2004 and 2003 – (Continued)

       Cash from short-term borrowings can be generated by selling interests in accounts receivable (accounts receivable facility) and by borrowing from our parent Fresenius AG. Long-term financing is provided by the revolving portion and term loans under our 2003 Senior Credit Agreement and has been provided through the issuance of our trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

       At June 30, 2004, we had approximately $506 million of borrowing capacity available under the revolving portion of our 2003 Senior Credit Agreement.

       Our 2003 Senior Credit Agreement and the indentures relating to our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2003 Senior Credit Agreement, we are obligated to maintain a minimum consolidated net worth and a minimum consolidated fixed charge ratio (ratio of earnings before interest, taxes, depreciation, amortization and rent to fixed charges) and we have to maintain a certain consolidated leverage ratio (ratio of consolidated funded debt to adjusted EBITDA).

       Our 2003 Senior Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments (limited to $150 million in 2004), create liens or make capital expenditures, investments or acquisitions. The breach of any of the covenants could result in a default under the 2003 Senior Credit Agreement or the notes, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2003 Senior Credit Agreement becomes due at the option of the Lenders. As of June 30, 2004, we are in compliance with all financial covenants under the 2003 Senior Credit Agreement.

       Our long-term financing under our trust preferred securities begins to come due in February 2008. However, Loan D under our amended 2003 Senior Credit Agreement will become due on October 31, 2007 if our trust preferred securities due February 1, 2008 are not repaid or refinanced or their maturity is not extended prior to that date.

       The Company has an accounts receivable facility whereby certain receivables are sold to NMC Funding, a special purpose entity and a wholly-owned subsidiary. NMC Funding then sells and assigns undivided ownership interests in the accounts receivable to certain bank investors. Effective January 1, 2004 the accounts receivable facility was amended whereby NMC Funding would retain the right to repurchase all transferred interests in the accounts receivable sold to the banks under the facility. The repurchase of all transferred interests in the accounts receivable would result in the termination of the accounts receivable facility under the terms of the facility agreement. The Company has consolidated NMC Funding as of January 1, 2004 as the special purpose entity is no longer demonstratively distinct from the Company under the terms of the amendment.

       Our capacity to generate cash from the accounts receivable facility depends on the availability of sufficient accounts receivable that meet certain criteria defined in the agreement with the third party funding corporation. A lack of availability of such accounts receivable could have a material impact on our capacity to utilize the facility for our financial needs.

       The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (See Part II, Item 1, ‘‘Legal Proceedings’’) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement.

       We are subject to a tax audit in Germany and as a result may be required to make additional tax payments. The potential payments will not affect earnings, as the related taxes have been fully accrued. We

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PART I

FINANCIAL INFORMATION

ITEM 2

Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the three and six months ended June 30, 2004 and 2003 – (Continued)

are currently not in a position to determine the timing of these payments, which may become payable in 2004.

Recently Issued Accounting Standards
       On April 3, 2003, the Financial Accounting Standards Board issued SFAS No. 149 Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. This Statement is effective for contracts entered into or modified after June 30, 2003. This adoption did not have any impact on the Company’s financial statements.

       In May 2003, the Financial Accounting Standards Board issued SFAS No. 150 Accounting for certain Financial Instruments with Characteristics of both Liabilities and Equity. This Statement requires an issuer to classify certain financial instruments with the characteristics of both liabilities and equity as a liability (or asset in some circumstances) instead of equity. This Statement is effective for financial instruments entered into or modified after May 31, 2003 and otherwise effective at the beginning of the first interim period beginning after June 15, 2003. This adoption did not have any impact on the Company’s financial statements.

In December 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46R Consolidation of Variable Interest Entities (revised) (‘‘FIN 46R’’) which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaced FASB Interpretation No. 46 Consolidation of Variable Interest Entities which was issued in January 2003. The Company is required to apply FIN 46R for special purpose entities as of December 31, 2003 and for all other Variable Interest Entities (‘‘VIEs’’) as of March 31, 2004. The Company is not involved with any special purpose entity which required initial consolidation as of December 31, 2003 and applied FIN 46R on March 31, 2004 for all VIEs.

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PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation
       The effects of inflation during the periods covered by the condensed consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.

Management of Currency and Interest Rate Risks
       We are primarily exposed to market risk from changes in foreign currency exchange rates and changes in interest rates. In order to manage the risks from these foreign currency exchange rate and interest rate fluctuations, we enter into various hedging transactions with investment grade financial institutions as authorized by the management board. We do not contract for financial instruments for trading or other speculative purposes.

       We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.

Interest Rate Risks
       At June 30, 2004, we had in place various interest rate swap agreements for a notional amount of $1,400 million which we believe to be adequate to manage our interest rate exposure.

Foreign Currency Exposure
       We conduct our business on a global basis in several major international currencies, although our operations are located principally in Germany and the United States. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar, the euro and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. See ‘‘Results of Operations – International Segment.’’ We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.

       Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, lendings and borrowings, including intercompany borrowings. We sell significant amounts of products from our manufacturing facilities in Germany to our other international operations. In general, our German sales are denominated in euro. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. We employ, to a limited extent, forward contracts and options to hedge our currency exposure. Our policy, which has been consistently followed, is that forward currency contracts and options be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.

       During the period ended June 30, 2004, no material changes occurred to the information presented in Item 11 of the Form 20-F or the Company’s hedging strategy described above. For additional information, see Item 11, ‘‘Quantitative and Qualitative Disclosures About Market Risk,’’ ‘‘Notes to Consolidated Financial Statements – Note 1(h). Summary of Significant Accounting Policies – Derivative Financial

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PART I

FINANCIAL INFORMATION

ITEM 3

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK – (Continued)

Instruments,’’ and ‘‘Notes to Consolidated Financial Statements – Note 21. Financial Instruments’’ in the Company’s 2003 Annual Report on Form 20-F.

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PART I

FINANCIAL INFORMATION

ITEM 4

CONTROLS AND PROCEDURES

       The Company’s management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, as contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this quarterly report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and the Chief Financial Officer completed their evaluation.

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PART II

OTHER INFORMATION

ITEM 1.	LEGAL PROCEEDINGS

Commercial Litigation
       We were formed as a result of a series of transactions pursuant to the Agreement and Plan of Reorganization (the ‘‘Merger’’) dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant potential liabilities arising out of product-liability related litigation, pre-Merger tax claims and other claims unrelated to NMC, which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify us, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the ‘‘Grace Chapter 11 Proceedings’’) on April 2, 2001.

       Pre-Merger tax claims or tax claims that would arise if events were to violate the tax-free nature of the Merger, could ultimately be our obligation. In particular, W. R. Grace & Co. has disclosed in its filings with the Securities and Exchange Commission that: its tax returns for the 1993 to 1996 tax years are under audit by the Internal Revenue Service (the ‘‘Service’’); W. R. Grace & Co. has received the Service’s examination report on tax periods 1993 to 1996; that during those years W.R. Grace & Co. deducted approximately $122 million in interest attributable to corporate owned life insurance (‘‘COLI’’) policy loans; that W.R. Grace & Co. has paid $21 million of tax and interest related to COLI deductions taken in tax years prior to 1993; that a U.S. District Court ruling has denied interest deductions of a taxpayer in a similar situation and that W.R. Grace & Co. is seeking a settlement of the Service’s claims. Subject to certain representations made by W.R. Grace & Co., the Company and Fresenius AG, W.R. Grace & Co. and certain of its affiliates agreed to indemnify us against this and other pre-Merger and Merger-related tax liabilities.

       Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.- Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

In 2003, we reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to us that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the ‘‘Settlement Agreement’’), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and we will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, we will pay a total of $115 million to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (‘‘Sealed Air’’, formerly known as Grace Holding, Inc.). We are engaged in litigation with Sealed Air to confirm our entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and

       Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of our payment obligation, this litigation will be dismissed with prejudice.

       On April 4, 2003, FMCH filed a suit in the United States District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that it does not infringe on patents held by Baxter International Inc. and its

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PART II

OTHER INFORMATION – (Continued)

subsidiaries and affiliates (‘‘Baxter’’), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against it for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter has filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that it willfully infringed on Baxter’s patents. FMCH believes its claims are meritorious, although the ultimate outcome of any such proceedings cannot be predicted at this time and an adverse result could have a material adverse effect on our business, financial condition, and results of operations.

Other Litigation and Potential Exposures
       From time to time, we are a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of our business. Management regularly analyzes current information including, as applicable, our defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

       We, like other health care providers, conduct our operations under intense government regulation and scrutiny. We must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. We must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from our interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence ‘‘whistle blower’’ actions. By virtue of this regulatory environment, as well as our corporate integrity agreement with the government, we expect our business activities and practices will continue to be subject to extensive review by regulatory authorities and private parties, and expect continuing inquiries, claims and litigation relating to our compliance with applicable laws and regulations. We may not always be aware that an inquiry or action has begun, particularly in the case of ‘‘whistle blower’’ actions, which are initially filed under court seal.

       We operate many facilities throughout the U.S. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. We rely upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, we may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject us and our subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

       Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. We have been subject to these suits due to the nature of its business and expect that those types of lawsuits may continue. Although we maintain insurance at a level which we believe to be prudent, we cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against us or any of our subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on our reputation and business.

       We have also had claims asserted against us and have had lawsuits filed against us relating to businesses that we have acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. When appropriate, we have asserted our own claims, and claims for indemnification. A successful claim against the us or any of our subsidiaries could have a material adverse effect upon us and the results of our operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the our reputation and business.

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PART II

OTHER INFORMATION – (Continued)

Accrued Special Charge for Legal Matters
       At December 31, 2001, we recorded a pre-tax special charge of $258 million to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims (see Note 2 to the consolidated financial statements in this report.). The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. While we believe that our remaining accruals reasonably estimate our currently anticipated costs related to the continued defense and resolution of the remaining matters, no assurances can be given that our actual costs incurred will not exceed the amount of this accrual.

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PART II

OTHER INFORMATION – (Continued)

ITEM 4.	SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

The Company held its Annual General Meeting of Shareholders on May 24, 2004.

Five resolutions were presented for approval at the Annual General Meeting by the Ordinary shareholders, as follows:

			Votes

	Resolution	In favor	Opposed	Abstention

1	Resolution on appropriation of the distributable
	profit in the amount of Euro 781,782,493.26
	as follows:	45,497,550	7,255	817
	Dividend payment of Euro 1.02 per ordinary share
	Dividend payment of Euro 1.08 per preference share
	Amount carried forward to new account
	Euro 682,071,395.94
2	Resolution to approve the activities of the Management
	Board during the 2003 fiscal year	45,466,072	28,153	4,142
3	Resolution to approve the activities of the Supervisory
	Board during the 2003 fiscal year	45,465,098	29,127	4,142
4	Selection of the auditor for the 2004 fiscal year	45,487,173	9,181	2,013
5	Proposal to elect Dr. Ulf M. Schneider to the
	Supervisory Board to complete the term of
	Dr. Theo Spettmann, who resigned in November 2003	45,475,476	20,728	2,163

ITEM 6.	EXHIBITS AND REPORTS ON FORM 8-K/6-K
(a)	Exhibits
Exhibit No.	Item

10.1	Amendment dated as of September 29, 2003 to Subordinated Promissory Note dated as of May 18,1999, among National Medical Care, Inc. and certain of its subsidiaries as borrowers andFresenius AG as lender.

31.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuantto Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuantto Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C.Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibitaccompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed‘‘filed’’ for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

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PART II

OTHER INFORMATION – (Continued)

(b)	Reports on Form 8-K/6-K

During the three-month period ended June 30, 2004, the Company filed four reports on Form 6-K.

The dates of the reports and the information reported in each are as follows:

April 14, 2004	Agenda of the Annual General Meeting on May 24, 2004. Voting Instruction Card,
Report of the Company’s Supervisory Board for 2003 and supplemental management information distributed to the Company’s ADR holders.

April 29, 2004	Annual Report to Shareholders and Summary Annual Report to Shareholders as of
and for the year ended December 31, 2003.

May 6, 2004	Earnings press release as of and for the three months ended March 31, 2004.

May 12, 2004	Financial statements of the Company as of and for the three months ended March
31, 2004.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: September 30, 2004

FRESENIUS MEDICAL CARE
AKTIENGESELLSCHAFT

By: /s/ Dr. Ben Lipps

Name: Dr. Ben Lipps
Title: Chief Executive Officer and
Chairman of the Management Board

By: /s/ Lawrence A. Rosen

Name: Lawrence A. Rosen
Title Chief Financial Officer

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Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Ben J. Lipps, certify that:

1.	I have reviewed this Report on Form 6-K/A of Fresenius Medical Care Aktiengesellschaft (the ‘‘Report’’).
2.	Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(c)	disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonable likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 30, 2004

/s/ Dr. Ben J. Lipps

Dr. Ben J. Lipps
Chief Executive Officer and
Chairman of the Management Board

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Exhibit 31.2

CERTIFICATION PURSUANT TO SECTION 302
OF THE SARBANES-OXLEY ACT OF 2002

I, Lawrence Rosen, certify that:

1.	I have reviewed this Report on Form 6-K/A of Fresenius Medical Care Aktiengesellschaft (the ‘‘Report’’).
2.	Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Report;

4.	The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

(a)	designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Report is being prepared;

(b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Report based on such evaluation; and

(c)	disclosed in this Report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter that has materially affected, or is reasonable likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

(a)	all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

	(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: September 30, 2004

/s/ Lawrence Rosen

Lawrence Rosen
Chief Financial Officer

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Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Report of Fresenius Medical Care AG (the ‘‘Company’’) on Form 6-K/A filed for the month of September, 2004 containing its unaudited financial statements as of and for the three-and six month periods ending June 30, 2004, as submitted to the Securities and Exchange Commission on the date hereof (the ‘‘Report’’), the undersigned, Dr. Ben Lipps, Chief Executive Officer and Lawrence Rosen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Dr. Ben Lipps

Dr. Ben Lipps
Chief Executive Officer and
Chairman of the Management Board
September 30, 2004

/s/ Lawrence Rosen

Lawrence Rosen
Chief Financial Officer
September 30, 2004